BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



25 July 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

06015639

'SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch
Assistant Company Secretary

PROCESSED
AUG 0 2 2006
THOMSON
FINANCIAL

To: Sue Welch
      Assistant Company Secretary
      BAA plc
      130 Wilton Road
      London
      SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
      Office of International Corporate Finance
      100 F Street, NE
      Washington DC 20549
      USA
      Mailstop:3628

Re: SEC notification 25 July 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 25 July 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

_____

Signed

_____

Name

_____

Date

BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985

BAA plc was today informed that as at the close of business on 21 July 2006, each of Airport Development and Investment Limited, ADI Finance 2 Limited, ADI Finance 1 Limited, Airport Development and Investment (Holdings) Limited, FGP Topco Limited, Ferrovial Infraestructuras S.A. and Grupo Ferrovial S.A. have an interest in 1,032,547,940 ordinary shares of the Company, representing 95.15% of its issued share capital.

25 July 2006